Exhibit 99
	For Release:	August 2, 2018
	Investor Contact:	Vince Meyer
218-723-3952
vmeyer@allete.com

NEWS

ALLETE, Inc. reports second quarter 2018 earnings; reaffirms earnings guidance
DULUTH, Minn. - ALLETE, Inc. (NYSE: ALE) today reported second quarter 2018 earnings of 61 cents per share on net income of $31.3 million and operating revenue of $344.1 million. Last year’s results were 72 cents per share on net income of $36.9 million and operating revenue of $353.3 million.

“Financial results from ALLETE’s businesses reflect strong power demand from taconite customers, impacts from Minnesota Power's recent rate case and notable progress from ALLETE Clean Energy on its wind turbine refurbishment strategy," said ALLETE Chairman, President and CEO Al Hodnik. "Setting aside year over year timing differentials, ALLETE posted a solid quarter and we remain confident in our full year 2018 earnings guidance range of $3.20 to $3.50 per share. We are well positioned for growth as our diverse family of businesses captures value in a growing domestic economy, and our nation focuses on sustainable energy and water solutions.”

ALLETE’s Regulated Operations segment, which includes Minnesota Power, Superior Water, Light and Power, and the Company’s investment in the American Transmission Co. (ATC), recorded net income of $26.0 million for the second quarter of 2018, a decrease of $6.4 million from 2017. Earnings decreased primarily due to lower net income at Minnesota Power resulting from the timing of reserves for an interim rate refund of $5.6 million after-tax, the timing of approval for financial incentives under the Minnesota conservation improvement program of $3.9 million after-tax, and lower transmission revenue. These decreases were partially offset by higher sales to residential, commercial and municipal customers due to more favorable weather conditions, and lower operating and maintenance expense.

ALLETE’s Energy Infrastructure and Related Services businesses, which include ALLETE Clean Energy and U.S. Water Services, recorded net income of $6.8 million and $0.2 million for the second quarter of 2018, respectively. Earnings at ALLETE Clean Energy increased $3.0 million from 2017. Net income in 2018 included $3.9 million after-tax of additional production tax credits generated as ALLETE Clean Energy executes on its refurbishment strategy and a lower federal income tax rate, partially offset by higher operating and maintenance expenses and lower revenue resulting from lower wind resources compared to the same period in 2017. Earnings from U.S. Water Services reflect higher operating expenses, partially offset by higher revenue primarily from the September 2017 acquisition of Tonka Water. Results this period were also negatively impacted by the timing of capital project sales.

ALLETE will host a conference call and webcast at 10 a.m. Eastern Time this morning to discuss details of its financial performance. Interested parties may listen live by calling (877) 303-5852, or by accessing the webcast at www.allete.com. A replay of the call will be available through August 6, 2018 by calling (855) 859-2056, pass code 9699879. The webcast will be accessible for one year at www.allete.com.

ALLETE is an energy company headquartered in Duluth, Minn. In addition to its electric utilities, Minnesota Power and Superior Water, Light and Power of Wisconsin, ALLETE owns ALLETE Clean Energy, based in Duluth, BNI Energy in Bismarck, N.D., U.S. Water Services headquartered in St. Michael, Minn., and has an eight percent equity interest in the American Transmission Co. More information about ALLETE is available at www.allete.com. ALE-CORP

The statements contained in this release and statements that ALLETE may make orally in connection with this release that are not historical facts, are forward-looking statements. Actual results may differ materially from those projected in the forward-looking statements. These forward-looking statements involve risks and uncertainties and investors are directed to the risks discussed in documents filed by ALLETE with the Securities and Exchange Commission.

ALLETE's press releases and other communications may include certain non-Generally Accepted Accounting Principles (GAAP) financial measures. A "non-GAAP financial measure" is defined as a numerical measure of a company's financial performance, financial position or cash flows that excludes (or includes) amounts that are included in (or excluded from) the most directly comparable measure calculated and presented in accordance with GAAP in the company's financial statements.

Non-GAAP financial measures utilized by the Company include presentations of earnings (loss) per share. ALLETE's management believes that these non-GAAP financial measures provide useful information to investors by removing the effect of variances in GAAP reported results of operations that are not indicative of changes in the fundamental earnings power of the Company's operations. Management believes that the presentation of the non-GAAP financial measures is appropriate and enables investors and analysts to more accurately compare the company's ongoing financial performance over the periods presented.

ALLETE, Inc.
Consolidated Statement of Income
Millions Except Per Share Amounts - Unaudited

	Quarter Ended		Six Months Ended
	June 30,		June 30,
	2018	2017	2018	2017
Operating Revenue
Contracts with Customers – Utility	$257.8	$264.9	$528.0	$546.5
Contracts with Customers – Non-utility	80.4	82.5	162.4	160.6
Other – Non-utility	5.9	5.9	11.9	11.8
Total Operating Revenue	344.1	353.3	702.3	718.9
Operating Expenses
Fuel, Purchased Power and Gas – Utility	96.5	93.1	197.4	189.7
Transmission Services – Utility	16.8	17.6	35.2	34.2
Cost of Sales – Non-utility	37.0	38.4	69.9	69.9
Operating and Maintenance	86.8	85.9	173.3	170.3
Depreciation and Amortization	56.1	50.1	101.9	100.6
Taxes Other than Income Taxes	14.4	14.2	30.7	28.6
Total Operating Expenses	307.6	299.3	608.4	593.3
Operating Income	36.5	54.0	93.9	125.6
Other Income (Expense)
Interest Expense	(17.1)	(16.7)	(34.0)	(33.9)
Equity Earnings in ATC	4.3	5.3	9.0	11.4
Other	2.2	1.6	4.3	3.2
Total Other Expense	(10.6)	(9.8)	(20.7)	(19.3)
Income Before Income Taxes	25.9	44.2	73.2	106.3
Income Tax Expense (Benefit)	(5.4)	7.3	(9.1)	20.4
Net Income	$31.3	$36.9	$82.3	$85.9
Average Shares of Common Stock
Basic	51.3	50.9	51.2	50.5
Diluted	51.5	51.1	51.4	50.7
Basic Earnings Per Share of Common Stock	$0.61	$0.73	$1.61	$1.70
Diluted Earnings Per Share of Common Stock	$0.61	$0.72	$1.60	$1.69
Dividends Per Share of Common Stock	$0.56	$0.535	$1.12	$1.07

Consolidated Balance Sheet
Millions - Unaudited

	Jun. 30,	Dec. 31,		Jun. 30,	Dec. 31,
	2018	2017		2018	2017
Assets			Liabilities and Shareholders’ Equity
Cash and Cash Equivalents	$121.9	$98.9	Current Liabilities	$350.2	$351.2
Other Current Assets	302.1	268.6	Long-Term Debt	1,462.2	1,439.2
Property, Plant and Equipment – Net	3,809.3	3,822.4	Deferred Income Taxes	228.5	230.5
Regulatory Assets	374.5	384.7	Regulatory Liabilities	516.0	532.0
Investment in ATC	123.6	118.7	Defined Benefit Pension and Other Postretirement Benefit Plans	175.2	191.8
Other Investments	52.5	53.1	Other Non-Current Liabilities	274.4	267.1
Goodwill and Intangibles – Net	225.8	225.9	Shareholders’ Equity	2,108.2	2,068.2
Other Non-Current Assets	105.0	107.7
Total Assets	$5,114.7	$5,080.0	Total Liabilities and Shareholders’ Equity	$5,114.7	$5,080.0

	Quarter Ended		Six Months Ended
ALLETE, Inc.	June 30,		June 30,
Income (Loss)	2018	2017	2018	2017
Millions
Regulated Operations	$26.0	$32.4	$69.9	$75.9

Energy Infrastructure and Related Services
ALLETE Clean Energy	6.8	3.8	14.9	10.5
U.S. Water Services	0.2	0.6	(1.2)	0.3

Corporate and Other	(1.7)	0.1	(1.3)	(0.8)
Net Income Attributable to ALLETE	$31.3	$36.9	$82.3	$85.9
Diluted Earnings Per Share	$0.61	$0.72	$1.60	$1.69

Statistical Data
Corporate
Common Stock
High	$79.86	$74.59	$79.86	$74.59
Low	$70.40	$66.81	$66.64	$61.64
Close	$77.41	$71.68	$77.41	$71.68
Book Value	$41.05	$39.58	$41.05	$39.58

Kilowatt-hours Sold
Millions
Regulated Utility
Retail and Municipal
Residential	243	229	585	552
Commercial	339	328	706	697
Industrial	1,781	1,816	3,624	3,578
Municipal	188	181	407	396
Total Retail and Municipal	2,551	2,554	5,322	5,223
Other Power Suppliers	1,005	1,004	2,008	2,045
Total Regulated Utility Kilowatt-hours Sold	3,556	3,558	7,330	7,268

Regulated Utility Revenue
Millions
Regulated Utility Revenue
Retail and Municipal Electric Revenue
Residential	$28.0	$25.1	$63.5	$59.8
Commercial	35.2	32.4	69.2	68.4
Industrial	114.7	121.0	228.0	241.5
Municipal	13.7	12.3	27.7	30.5
Total Retail and Municipal Electric Revenue	191.6	190.8	388.4	400.2
Other Power Suppliers	42.7	41.7	86.4	82.9
Other (Includes Water and Gas Revenue)	23.5	32.4	53.2	63.4
Total Regulated Utility Revenue	$257.8	$264.9	$528.0	$546.5

This exhibit has been furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.